

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

November 4, 2015

Daniel R. Murphy
Chief Financial Officer
LivePerson, Inc.
475 Tenth Avenue, 5th Floor
New York, NY 10018

  Re: LivePerson, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed March 12, 2015
    File No. 000-30141

Dear Mr. Murphy:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Revenues, page 36

1. We note your disclosure on page 11 that you are increasingly offering customers subscriptions with interaction-based fees, which could potentially produce greater variability in your revenues. Please tell us the amount of interaction-based, usage-based, or pay for performance revenues for the periods presented. Tell us what consideration was given to separately quantifying fixed subscription revenues and revenues that are variable based on interactions, usage, or transactions to provide users with an understanding of the significance of the potential variability of your revenues. Refer to Item 303(a)(3) and Section III.B.3 of SEC Release No. 33-8350.

Exhibit 23.1

2.   We note that the consent makes reference to the auditor reports dated March 6, 2015 instead of March 12, 2015. Please amend your filing to include a revised consent that refers to the correct audit report dates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services